[LETTERHEAD OF PILLSBURY WINTHROP SHAW PITTMAN LLP]

August 23, 2005

Via EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Capital Automotive REIT
Amendment No. 1 to Form S-3

     Ladies and Gentlemen:

     Transmitted herewith via EDGAR on behalf of Capital Automotive REIT is Amendment No. 1 to the Registration Statement on Form S-3 (No. 333-126814).

     Please contact me at (202) 663-8579 or, in my absence, Jeffrey B. Grill at (202) 663-9201 or Sylvia M. Mahaffey at (202) 663-8027, if you have any questions concerning this matter.

Sincerely,

/s/ Damon D. Colbert

Damon D. Colbert